Exhibit 16(a)(5)(i)
BANCORP LETTERHEAD
October __, 2007
To our Shareholders:
          Enclosed with this letter you will find a Notice of a Special Meeting of Shareholders to be held on November 20, 2007, a Proxy Statement describing the matters to be acted on at the special meeting, and a ballot which you may use to cast your vote. Please read the Proxy Statement in its entirety, and cast your vote either by proxy or in person.

          The Board of Directors of Citizens Bancorp is proposing amendments to the Articles of Incorporation that would significantly change the number of shareholders holding stock in Citizens Bancorp. The purpose of this change is to meet the conditions required to “deregister” Bancorp’s common stock from the regulatory oversight of the Securities and Exchange Commission (“SEC”). The Board believes that deregistration will be beneficial to our shareholders and to Citizens Bancorp.

          While it is generally the goal of a community bank to encourage a broad base of shareholders, the rules that apply to corporations holding more than 500 shareholders do not differentiate between small, locally owned corporations and vast national corporations. During the past few years a number of new and in our view relatively burdensome laws and regulations, including the Sarbanes-Oxley Act of 2002, have been enacted by Congress. Portions of the Sarbanes-Oxley Act will require additional external auditor review, need for additional employees, and a substantially increased amount of time and documentation related to our internal controls structure. As a bank holding company and a subsidiary bank, Citizens Bancorp is already highly regulated and frequently examined by federal and bank regulatory authorities.
          We believe that the full measure of these new regulations was not intended for already highly regulated, and highly compliant, small locally owned organizations such as ours. The unintended consequence of requiring Citizens Bancorp to comply with these regulations has elevated the burden of compliance to the point that it is disadvantageous to our shareholders, and holds the potential of changing the strategic direction of the organization. We cannot continue to ignore the impact of ever increasing regulatory burdens on the company when there are simple solutions available to us to minimize the burden.
          After reviewing the positive and negative benefits and effects of remaining a public company, and considering the associated costs, the Board of Directors and management of Citizens Bancorp have determined that it is in the best interests of the Company and the shareholders to propose a “going private” transaction so as to deregister our common stock with the SEC. The Board’s considerations in making this decision are more fully explained in the enclosed Proxy Statement. While going through this process, our Board of Directors attempted to structure a transaction which would be the most beneficial (and least objectionable) to all of our stockholders. We have gone to great lengths to structure such a transaction because we truly value all of our relationships with our stockholders. However, if we are to qualify to deregister as an SEC reporting company and avoid the associated costs with being a reporting company, we are required to change the stock ownership status, and cash out the shares, of some of our stockholders.

          In the attached Proxy Statement we have outlined in detail the purpose of this transaction, our analysis of the positive and negative aspects of deregistration, and a third party opinion regarding the fairness of the decisions we have made regarding the reclassification and repurchase of shares. The Board and management have studied the issues surrounding this transaction, and we have concluded that what is being proposed is fair, and that the benefits to the shareholders of Citizens Bancorp significantly outweigh the combined negative aspects of the transaction

          As a result of the proposed transaction, the number of our record common shareholders will be reduced below 300, and the Company will be eligible to deregister its common stock with the SEC and cease being subject to the reporting requirements of the Securities and Exchange Act of 1934.
          In order to complete these transactions, an affirmative vote of at least a majority of the shares of Citizens Bancorp common stock entitled to vote at the special meeting is needed with respect to both proposed amendments. It is anticipated that, if approved, the reclassification will become effective on or before December 1, 2007. We urge you to read the enclosed Proxy Statement carefully and in its entirety. It contains important information about the details of and reasons for the proposed transaction. Your Board of Directors believes this transaction is in the best interest of Citizens Bancorp and its shareholders and unanimously recommends that you vote “FOR” each proposal.
          Whether or not you plan to attend the meeting, please take time to vote by completing and mailing the enclosed proxy ballot. If you do not, it will have the same effect as voting against the proposals. Your vote is very important.

          If, after having read the Proxy Statement, you have questions or concerns regarding this transaction, please don’t hesitate to contact me. Thank you for your continued support.

Sincerely, William V. Humphreys, Sr. President and Chief Executive Officer